UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

MiMedx Group, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

602496101

(CUSIP Number)

EIAD ASBAHI

PRESCIENCE POINT CAPITAL MANAGEMENT, LLC

1670 Lobdell Avenue, Suite 200

Baton Rouge, Louisiana 70806

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 2, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 602496101

1	NAME OF REPORTING PERSON

Prescience Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,242,577
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,242,577
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,242,577
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.8%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 602496101

1	NAME OF REPORTING PERSON

Prescience Point Special Opportunity LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,845,539
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,845,539
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,845,539
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.7%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 602496101

1	NAME OF REPORTING PERSON

Prescience Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		7,088,116
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

7,088,116
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,088,116
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.4%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP No. 602496101

1	NAME OF REPORTING PERSON

Prescience Investment Group, LLC d/b/a Prescience Point Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Louisiana
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		7,972,260
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

7,972,260
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,972,260
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.3%
14	TYPE OF REPORTING PERSON

IA

5

CUSIP No. 602496101

1	NAME OF REPORTING PERSON

Eiad Asbahi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		7,972,260
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

7,972,260
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,972,260
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.3%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP No. 602496101

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.001 par value (the “Shares”), of MiMedx Group, Inc., a Florida corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1775 West Oak Commons Ct., NE, Marietta, Georgia 30062.

Item 2.	Identity and Background.
(a)	This statement is filed by:
(i)	Prescience Partners LP (“Prescience Partners”), a Delaware limited partnership, with respect to the Shares directly and beneficially owned by it;
(ii)	Prescience Point Special Opportunity LP (“Prescience Point”), a Delaware limited partnership, with respect to the Shares directly and beneficially owned by it;
(iii)	Prescience Capital, LLC (“Prescience Capital”), a Delaware limited liability company, as the general partner of each of Prescience Partners and Prescience Point;
(iv)

Prescience Investment Group, LLC d/b/a Prescience Point Capital Management LLC (“Prescience Management”), a Louisiana limited liability company, as the investment manager and general partner of each of Prescience Partners and Prescience Point and the investment manager to certain managed accounts (“the Managed Accounts”); and

(v)	Eiad Asbahi, as managing member of Prescience Management.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of the Reporting Persons is 1670 Lobdell Avenue, Suite 200, Baton Rouge, Louisiana 70806.

(c)       The principal business of Prescience Partners and Prescience Point is investing in securities. The principal business of Prescience Capital is serving as the general partner of each of Prescience Partners and Prescience Point. The principal business of Prescience Management is serving as the investment manager to each of Prescience Partners and Prescience Point as well as serving as the investment manager to the Managed Accounts. The principal occupation of Mr. Asbahi is serving as the managing member of each of Prescience Capital and Prescience Management.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

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CUSIP No. 602496101

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Each of Prescience Partners, Prescience Point and Prescience Capital is organized under the laws of the State of Delaware, Prescience Management is organized under the laws of the State of Louisiana and Mr. Asbahi is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by Prescience Partners were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 5,242,577 Shares beneficially owned by Prescience Partners is approximately $12,949,165, including brokerage commissions.

The Shares purchased by Prescience Point were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 1,845,539 Shares beneficially owned by Prescience Point is approximately $4,669,214, including brokerage commissions.

The Shares purchased by the Managed Accounts were purchased with personal funds in open market purchases. The aggregate purchase price of the 884,144, Shares beneficially owned by the Managed Accounts is approximately $2,982,028, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the Shares based on the Reporting Persons’ belief that the Shares, when acquired, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares in the open market, private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons believe that a newly reconstituted board of directors, free of any attachment to past actions or legacy issues, will be best positioned to appropriately represent the interests of all shareholders of the Issuer and take the steps required to put the Company on the right path for unlocking substantial shareholder value.  The Reporting Persons have engaged, and expect to continue to engage, in constructive discussions with the Issuer’s board of directors (the “Board”) and management.  The Reporting Persons believe that the Board should be reconstituted with new directors who possess deeply relevant experience and skillsets, including directors with biopharmaceutical and healthcare backgrounds, directors with prior public board experience, directors with accounting and corporate finance expertise, and directors who are strong advocates of best-in-class corporate governance. The Reporting Persons intend to preserve their right to nominate a slate of director nominees for election to the Board at the Issuer’s annual meeting of shareholders (the “Annual Meeting”), expected to be held within the next few months.  The Reporting Persons are concerned that shareholders have not had an opportunity to elect directors in more than two years and are closely monitoring developments at the Issuer, including those regarding the Annual Meeting, the current litigation in Florida and related matters.

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CUSIP No. 602496101

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, continuing to engage in communications with the Issuer’s management and the Board, engaging in discussions with shareholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capital allocation strategy, capitalization, ownership structure, including a sale of the Issuer as a whole or in parts, Board structure (including Board composition), operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 109,347,613 shares of Common Stock outstanding as of December 31, 2017, as disclosed in a Schedule 13D/A filed by Parker H. Petit on October 10, 2018. This number of outstanding shares as of December 31, 2017 was provided by the Issuer to Mr. Petit in connection with the filing of his 13D/A on February 6, 2018. Since such date, the Issuer has not reported its number of outstanding shares of Common Stock in any filing made by the Issuer with the Securities and Exchange Commission.

A.	Prescience Partners
(a)	As of the close of business on April 2, 2019, Prescience Partners beneficially owned 5,242,577 Shares.

Percentage: Approximately 4.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,242,577
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,242,577

(c)	The transactions in the Shares by Prescience Partners during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
B.	Prescience Point
(a)	As of the close of business on April 2, 2019, Prescience Point beneficially owned 1,845,539 Shares.

Percentage: Approximately 1.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,845,539
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,845,539

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CUSIP No. 602496101

(c)	The transactions in the Shares by Prescience Point during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
C.	Prescience Capital
(a)	Prescience Capital, as the general partner of Prescience Partners and Prescience Point, may be deemed the beneficial owner of the (i) 5,242,577 Shares beneficially owned by Prescience Partners and (ii) 1,845,539 Shares beneficially owned by Prescience Point.

Percentage: Approximately 6.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 7,088,116
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 7,088,116

(c)	Prescience Capital has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of each of Prescience Partners and Prescience Point during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
D.	Prescience Management
(a)

Prescience Management, as the investment manager to Prescience Partners and Prescience Point, as well as the Managed Accounts, may be deemed the beneficial owner of the (i) 5,242,577 Shares beneficially owned by Prescience Partners, (ii) 1,845,539 Shares beneficially owned by Prescience Point and (iii) 884,144 Shares held in the Managed Accounts.

Percentage: Approximately 7.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 7,972,260
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 7,972,260

(c)

Prescience Management has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of each of Prescience Partners, Prescience Point and the Managed Accounts during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

E.	Eiad Asbahi
(a)

Mr. Asbahi, as the managing member of Prescience Management, may be deemed the beneficial owner of the (i) 5,242,577 Shares beneficially owned by Prescience Partners, (ii) 1,845,539 Shares beneficially owned by Prescience Point and (iii) 884,144 Shares held in the Managed Accounts.

Percentage: Approximately 7.3%

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CUSIP No. 602496101

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 7,972,260
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 7,972,260
(c)	Mr. Asbahi has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of each of Prescience Partners, Prescience Point and the Managed Accounts during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On April 2, 2019, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement by and among Prescience Partners, LP, Prescience Point Special Opportunity LP, Prescience Capital, LLC, Prescience Investment Group, LLC d/b/a Prescience Point Capital Management LLC and Eiad Asbahi, dated April 2, 2019.

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CUSIP No. 602496101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 2, 2019

Prescience Partners, LP

By:	Prescience Point Capital Management LLC Investment Manager

By:	/s/ Eiad Asbahi
	Name:	Eiad Asbahi
	Title:	Managing Member

Prescience Partners Special Opportunity LP

By:	Prescience Point Capital Management LLC Investment Manager

By:	/s/ Eiad Asbahi
	Name:	Eiad Asbahi
	Title:	Managing Member

Prescience Capital, LLC

By:	/s/ Eiad Asbahi
	Name:	Eiad Asbahi
	Title:	Managing Member

Prescience Point Capital Management LLC

By:	/s/ Eiad Asbahi
	Name:	Eiad Asbahi
	Title:	Managing Member

/s/ Eiad Asbahi
Eiad Asbahi

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CUSIP No. 602496101

SCHEDULE A

Transactions in the Shares of the Issuer During the Past Sixty Days

Nature of the Transaction	Amount of Shares Purchased/(Sold)	Price ($)	Date of Purchase/Sale

Prescience Partners, LP

Purchase of Common Stock	247,945	2.6700	02/08/2019
Purchase of Common Stock	445,000	2.7000	02/11/2019
Purchase of Common Stock	11,300	3.0900	03/14/2019
Purchase of Common Stock	116,673	3.1500	03/15/2019

Prescience point special opportunity lp

Purchase of Common Stock	108,300	2.6700	02/08/2019

Prescience point capital management llc

(Through the Managed Accounts)

Purchase of Common Stock	43,755	2.6700	02/08/2019
Purchase of Common Stock	55,000	2.7000	02/11/2019
Purchase of Common Stock	50,002	3.1500	03/15/2019